Exhibit 99.2

BRF – BRASIL FOODS S.A.

A Publicly Held Authorized Capital Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

EXTRACT FROM THE MINUTES OF THE 7th/2009 ORDINARY MEETING OF THE BOARD OF DIRECTORS

(Drafted in summarized format pursuant to Article 130, paragraph 1 of Law 6.404/76)

DATE, PLACE AND TIME: August 27, 2009 at 9:00 a.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: The full complement of Board Members. CHAIR: Nildemar Secches and Luiz Fernando Furlan, Co-Chairmen and Edina Biava, Secretary. RESOLUTIONS ADOPTED: 1. Asset Divestment Plan – The Supply Chain Officer presented the Asset Divestment Plan – 1.1. The Board  resolved to sell those assets listed in the asset divestment plan with a value of up to R$ 5 million (five million reais) per asset, conferring powers of decision to the Board of Executive Officers for the sale and transfer of these properties. The Board recommends that the asset to be divested always be appraised by at least two appraisers and the sale be finalized at market prices. 1.2. Approved the sale of the Curitiba unit for the value of R$ 6 million (six million reais), situated at Av. Wenceslau Brás, 255 - Ala A, Vila Fany in the city of Curitiba, state of Paraná, the site consisting of a total of 6,896 m2  and a constructed area of 3.222,37 M2, registered under number 13.012 at the Real Estate Registry Offices – 5th District. 2. Other internal Company matters. CONCLUSION: These minutes, having been drafted, read and approved, were signed by the participants of the meeting. Nildemar Secches, Luiz Fernando Furlan, Co-Chairmen,  Francisco Ferreira Alexandre;  Carlos Alberto Cardoso Moreira; Décio da Silva; João Vinicius Prianti; Luís Carlos Fernandes Afonso; Manoel Cordeiro Silva Filho;  Rami Naum Goldfajn; Walter Fontana Filho; Vicente Falconi Campos. São Paulo-SP, August 27, 2009. (I certify that this is an exact copy of the original minutes transcribed in Register Number 2 of the Minutes of the Meetings of the Ordinary and Extraordinary Meetings of the Board of Directors of the Company to folios 109 to 111).

EDINA BIAVA

Secretary